AngloGoldAshanti

NYSE | JSE | GSE

Q1 2025 RESULTS

09 MAY 2025

MINING TO EMPOWER PEOPLE AND ADVANCE SOCIETIES

Obuasi, Ghana

INVESTOR NOTE | DISCLAIMER



Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti plc's (the "Company", "AngloGold Ashanti" or "AGA") operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti's financial reports, operations, economic performance and financial condition.

These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as "believe", "expect", "aim", "anticipate", "intend", "foresee", "forecast", "predict", "project", "estimate", "likely", "may", "might", "could", "should", "would", "seek", "plan", "scheduled", "possible", "continue", "potential", "outlook", "target" or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company's internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti's future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The information included in this presentation has not been reviewed or reported on by AngloGold Ashanti's external auditors.

Non-GAAP financial measures

This communication may contain certain "Non-GAAP" financial measures, including, for example, "total cash costs", "total cash costs per ounce", "all-in sustaining costs", "all-in sustaining costs per ounce", , "average gold price received per ounce", "sustaining capital expenditure", "non-sustaining capital expenditure", "Adjusted EBITDA", "Adjusted net debt" and "free cash flow". AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in the appendices to this presentation or in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025, which is available on its website.

Website: www.anglogoldashanti.com

MINERAL RESOURCE AND MINERAL RESERVE INFORMATION



The Mineral Resource and Mineral Reserve stated herein were prepared in compliance with Subpart 1300 of Regulation S-K (17 CFR § 229.1300) ("Regulation S-K 1300"). Refer to Item 1300 (Definitions) of Regulation S-K for the meaning of the terms used in AngloGold Ashanti's Mineral Resource and Mineral Reserve reporting. The Mineral Resource and Mineral Reserve represent the amount of gold, copper, silver, sulphur and molybdenum estimated at 31 December 2024 and are based on information available at the time of estimation. Such estimates are, or will be, to a large extent, based on the prices of the respective commodities and interpretations of geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of future results. AngloGold Ashanti publishes its Mineral Resource and Mineral Reserve on an annual basis and has re-estimated its Mineral Resource and Mineral Reserve at 31 December 2024, taking into account economic assumptions, changes to future production, capital expenditure and operating costs (if any), depletion, additions as well as any acquisitions or disposals during 2024. The legal tenure of each material property has been verified to the satisfaction of the accountable Qualified Person and all of the Mineral Reserve has been confirmed to be covered by the required mining permits or there exists a realistic expectation, based on applicable laws and regulations, that issuance of permits or resolution of legal issues necessary for mining and processing at a particular deposit will be accomplished in the ordinary course and in a timeframe consistent with AngloGold Ashanti's (or its joint venture partners') current mine plans. For the Mineral Reserve, the term "economically viable" means that profitable extraction or production has been established or analytically demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and market assumptions. Mineral Reserve is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve categories. Mineral Reserve is aggregated from the Probable and Proven Mineral Reserve categories. Ounces of gold or silver or pounds of copper or sulphur included in the Probable and Proven Mineral Reserve are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses during metallurgical treatment. In compliance with Regulation S-K 1300, the Mineral Resource herein is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated. Mineral Resource is subdivided and reported, in order of increasing geoscientific knowledge and confidence, into Inferred, Indicated and Measured Mineral Resource categories. Ounces of gold or silver or pounds of copper, sulphur or molybdenum included in the Inferred, Indicated and Measured Mineral Resource are those contained in situ prior to losses during metallurgical treatment. While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur.

If estimations are required to be revised using significantly lower commodity prices, increases in operating costs, reductions in metallurgical recovery or other modifying factors, this could result in the Mineral Resource or Mineral Reserve not being mined or processed profitably, material write-downs of AngloGold Ashanti's investment in mining properties, goodwill and increased amortisation, reclamation and closure charges. If AngloGold Ashanti determines that certain of its Mineral Resource or Mineral Reserve have become uneconomic, this may ultimately lead to a reduction in its aggregate reported Mineral Resource or Mineral Reserve, respectively. Consequently, if AngloGold Ashanti's actual Mineral Resource and Mineral Reserve is less than current estimates, its business, prospects, results of operations and financial position may be materially impaired.

The pre-feasibility and feasibility studies for undeveloped ore bodies derive estimates of capital expenditure and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the predicted configuration of the ore body, expected recovery rates of metals from the ore, the costs of comparable facilities, the costs of operating and processing equipment and other factors. Actual operating and capital expenditure cost and economic returns on projects may differ significantly from original estimates. Further, it may take many years from the initial phases of exploration until commencement of production, during which time, the economic feasibility of production may change. The Mineral Resource is subject to further exploration and development, and is subject to additional risks, and no assurance can be given that they will eventually convert to future Mineral Reserve.

For additional information, refer to Table 1 (Summary Mineral Resource) and Table 2 (Summary Mineral Reserve) to Paragraph (b) of Item 1303 (Summary disclosure) of Regulation S-K, in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission ("SEC"). These summary tables include each class of Mineral Resource (Inferred, Indicated and Measured) together with total Measured and Indicated Mineral Resource, and each class of Mineral Reserve (Probable and Proven) together with total Mineral Reserve. The Mineral Resource at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,900/oz (2023: $1,750/oz), a copper price of $3.50/lb (2023: $3.50/lb), a silver price of $23.00/oz (2023: $21.64/oz) and a molybdenum price of $12.00/lb (2023: $12.00/lb), unless otherwise stated. The Mineral Reserve at the end of the financial year ended 31 December 2024 was estimated using a gold price of $1,600/oz (2023: $1,400/oz), a copper price of $2.90/lb (2023: $2.90/lb) and a silver price of $19.50/oz (2023: $19.58/oz), unless otherwise stated.

The scientific and technical information in respect of AngloGold Ashanti's Mineral Resource and Mineral Reserve for the financial year ended 31 December 2024, contained in this document has been reviewed and approved for release by Mrs. TM Flitton, Chairperson of AngloGold Ashanti's Mineral Resource and Mineral Reserve Leadership Team, Vice President Resource and Reserve, Master of Engineering (Mining), Bachelor of Science (Honours, Geology), SME RM, Pr.Sci.Nat (SACNASP), FGSSA. Mrs. TM Flitton assumes responsibility for the Mineral Resource and Mineral Reserve processes for AngloGold Ashanti. Mrs. TM Flitton has 23 years' experience in mining with 12 years directly leading and managing Mineral Resource and Mineral Reserve reporting. She is employed full-time by AngloGold Ashanti and can be contacted at the following address: 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, United States. Mrs. TM Flitton consents to the inclusion of the Mineral Resource and Mineral Reserve information in this document, in the form and context in which it appears in the narrative disclosure.



CONTINUED FOCUS TO REDUCE RISK



we continuously strive to **remove harm and injury from our operations.**

Total Recordable Injury Frequency Rate*

Injuries per million hours worked

-75%

ICMM latest member companies avg. 2.59

0.98

1.11

2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Q1 2025

—— TRIFR

TRIFR: *Total Recordable Injury Frequency Rate (excludes non-managed joint ventures)*

Q1 2025 | STRONG START TO THE YEAR


CAT
785C
30

STRONG GROWTH IN PRODUCTION ▲
WITH ADDITION OF SUKARI, WHILE
COST CONTROL EFFORTS
CONTINUE TO OFFSET COST INFLATION

Sukari, Egypt



Q1 2025 HIGHLIGHTS | IMPROVING FUNDAMENTALS

STRONG OPERATIONAL AND FINANCIAL PERFORMANCE

OPERATIONAL DELIVERY

Improved fundamentals supporting the strong start

720,000oz

▲ **Gold production**
(Q1 2024: 591,000oz)

Sukari	▲ 117koz
Siguiri	▲ 32koz
Tropicana	▲ 21koz
Cerro Vanguardia	▲ 5koz
Sunrise Dam	▲ 5koz

COST MANAGEMENT

TCC* for managed operations reduced 2% y-o-y

$1,223/oz**

▲ **Group total cash costs***
(Q1 2024: $1,181/oz)

y-o-y increase	▲ 4%
Aggregate inflation	c.5%

CASH FLOW AND EARNINGS

Earnings, cash flow increase ahead of gold price

$403m
▲ **607% Free cash flow***
(Q1 2024: $57m)

$447m
▲ **671% Headline earnings*****
(Q1 2024: $58m)

$1.12bn
▲ **158% Adj. EBITDA***
(Q1 2024: $434m)

$443m
▲ **664% Basic earnings**
(Q1 2024: $58m)





BALANCE SHEET AND CAPITAL ALLOCATION

Robust balance sheet underpinned by strong liquidity

c.$3.0bn
Strong liquidity

$525m
▼ **(60%) Adjusted Net Debt***
(Q1 2024: $1,322m)

$0.125/sh
Dividends declared
c.$63m Q1 2025

0.15x
▼ **Adj. Net Debt* / Adj. EBITDA***
(Q1 2024: 0.86x)

*Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.
**Total cash costs* $1,213/oz for managed operations and $1,325/oz for non-managed joint ventures in Q1 2025; $1,232/oz for managed operations and $831/oz for non-managed joint ventures in Q1 2024.
***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.



GROUP PERFORMANCE | Q1 2025 AT A GLANCE

OUR PORTFOLIO OF WORLD CLASS ASSETS AND PROJECTS

United States of America
Arthur Gold Project (a)
North Bullfrog Project
Mother Lode
Sterling (b)
Colombia
Quebradona
La Colosa
Guinea
Siguiri (85%)
Ghana
Obuasi
Iduapriem
DRC
Kibali (45%) (c)
Egypt
Sukari (50%)
Tanzania
Geita
Brazil
AGA Mineração (Cuiabá)
Serra Grande
Argentina
Cerro Vanguardia (92.5%)
Australia
Tropicana (70%)
Sunrise Dam
Legend
Tier 1 Assets
Tier 1 Projects
Tier 2 Assets
Other Assets
Exploration

Notes:
(a) Arthur Gold Project (previously known as Expanded Silicon Project, includes the Silicon and Merlin deposits)
(b) Sterling includes the Crown Block deposits
(c) Operated by Barrick Gold Corporation (Barrick)

TIER 1

Longer life | Lower cost | Scale | Growth potential

Assets		Projects
Geita Obuasi Kibali	Sukari Cuiabá Tropicana	Nevada Quebradona

Gold Production	TCC*	AISC*
482koz	$1,073/oz	$1,472oz

TIER 2

Steady performers | Reliable cash generators | Shorter life | FP focus | Opportunities to improve cost competitiveness

Assets

Sunrise Dam
Siguiri
Iduapriem
Cerro Vanguardia

Gold Production	TCC*	AISC*
228koz	$1,439/oz	$1,765/oz

**Refer to appendices below for reconciliations.*





OBUASI | TAKING CLEAR STEPS TO IMPROVE FUNDAMENTALS

HYBRID MINING MODEL TO FACILITATE RAMP-UP

UHDF ore tonnes mined (t)





30,000
25,000
20,000
15,000
10,000
5,000
0
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025

Zone 1 Mining Fronts
Block 08 – 2700L 345
Zone 3 Mining Fronts
Block 10 – 3300L 308
Zone 2 Mining Fronts
Block 08 – 3500L 326



OBUASI DEEPS DECLINE
JUNE 2013
The new hybrid mining schedule has been implemented

Sub-Level Open Stoping **(SLOS)** in lower grade, good ground condition areas	Underhand Drift and Fill **(UHDF)** in higher grade areas with poor ground conditions

- UHDF ore tonnes mined was up ▲**72%** in Q1 2025 vs Q4 2024
- UHDF contributed 26,349t @ 8.94g/t for 7,569oz in Q1 2025
- Q1 2025 lateral development 2,800m ▲15% improvement vs Q1 2024
- Block 10 - Vent Access breakthrough achieved; KMVS 2 commissioned in Q1 2025
- KMS - Project works have been commissioned and handed over to operations



OUR REFRESH PROGRAM CONTINUES TO IMPROVE ON PREVIOUS PERFORMANCE, WITH LATAM THE NEXT WAVE OF VALUE

Tropicana total underground ore tonnes (kt/month)



Geita underground ore tonnes (kt/month)



Sunrise Dam recovery (%)



Siguiri recovery (%)





AS WE CONTINUE TO IMPROVE, WE ARE CHALLENGING OUR MAXIMUM THEORETICAL ASSUMPTIONS AND RESETTING OUR TARGETS BASED ON NEW MINERALOGICAL AND GOLD DEPORTMENT STUDIES

2024

1.9%

Q1 2025

1.8%

Recovery (%OEE*)

2024	
Cuiaba	99.7%
Sunrise Dam	99.7%
Tropicana	99.7%
Serra Grande	99.5%
CVSA	99.1%
Iduapriem	98.9%
Geita	97.7%
Siguiri	95.7%
Obuasi	95.6%

Q1 2025	
Sunrise Dam	104.3%
Geita	101.7%
Tropicana	101.1%
Serra Grande	100.1%
Cuiaba	99.6%
CVSA	99.5%
Obuasi	98.6%
Iduapriem	98.4%
Siguiri	98.1%

Q1, 2025 Average 100.2%

2024 Average 98.4%

2023 Average 96.5%

Recovery OEE defines a Recovery measure of actual performance relative to the Theoretical Maximum Recovery (Full Asset Potential) performance determined for each process plant.

PROJECT UPDATE | MOVING UP THE VALUE CURVE



AN EMERGING TIER 1 ASSET

NORTH BULLFROG PROJECT	ARTHUR GOLD PROJECT
Progression and future effort	**(Previously EXPANDED SILICON PROJECT)** **Advancing a Tier 1 opportunity**








2025

- BLM schedule received with a revised ROD date of end 2026

- Anticipate completing Phase 1 of detailed engineering in H1 2025

- Refine capital and operating cost estimates based on increased level of engineering detail

- Anticipate issuing Administrative DEIS to NEPA cooperating agencies in 2026

- Anticipate publishing notification of the release of the DEIS in Federal Register and conducting public meetings in 2026

- Various trade-off studies completed in Q1 2025 as part of the PFS

- Continue engineering and drilling to support PFS activities during 2025

- Target Mineral Resource upgrades to Indicated Mineral Resource and conversion to Probable Mineral Reserve

- Relocating the project office to Las Vegas

The Mineral Resource in this presentation is reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated (Dec 2024).
**Corvus Gold Nevada Inc. (CGN) is a wholly owned subsidiary of AngloGold Ashanti plc and the permitting entity for the North Bullfrog Project.*



TROPICANA RENEWABLES

- Australia's largest off-grid, hybrid power system

- Integration of 61MW wind and solar generation into Tropicana's existing 54MW, gas-fired power station

- Owned and operated by Pacific Energy under 10-year build, own and operate agreement

- Cuts non-fleet diesel consumption by 5.6 million liters, or 96%, every year

- Cuts gas consumption by **50%** or 1.1m GJ a year

- Cuts carbon emissions by more than 65,000t a year



Wind | **Solar** | **Battery storage system**



RELIABLY CONVERTING HIGHER GOLD PRICE INTO CASH FLOWS AND SHAREHOLDER RETURNS

$403m

▲ **607%** from Q1 2024

Free Cash Flow*

*Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.



MACROECONOMIC FACTORS | INDUSTRY CONTEXT

GOLD CONTINUED TO OUTPACE MOST MAJOR ASSET CLASSES, FULLY UNHEDGED

Pricing | Average Gold Price Received* ($/oz)



Q1 2024
2,063
Q1 2025
2,874

Pricing | Oil Price ($/bbl)



Q1 2024
82
77
Q1 2025
75
71
Brent Crude $bbl
Oil Price WTI



*Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.

Inflation and Exchange Rates	2025				2024	
	Local CPI[1]		Local FX: US$[2]		Local CPI[1]	Local FX: US$[2]
USA	▼	2.4%		-	3.5%	-
Ghana	▼	22.4%	▼	(29.9%)	25.8%	(15.3%)
Argentina	▼	55.9%	▲	(113.2%)	287.9%	(199.7%)
Australia	▼	2.4%	▲	(0.9%)	3.6%	(4.0%)
Tanzania	▲	3.3%	▲	(5.9%)	3.0%	(6.1%)
Guinea	▼	5.2%	▼	(0.7%)	8.8%	1.0%
Brazil	▲	5.5%	▼	(13.7%)	3.9%	4.2%
Colombia	▼	5.1%	▼	(0.6%)	7.4%	7.8%
Average inflation		**5.1%**			**5.1%**	

Information sourced from Bloomberg and not always up to current reporting date
[1] Percentage change in respective index (CPI – Consumer Price Index)
[2] Percentage variance of annual FX rate (FX – Foreign Exchange)



GROUP OPERATING RESULTS | Q1 2025

STRONG PERFORMANCE FROM MANAGED OPERATIONS

Salient Features	Q1 2025	Q1 2024	q-o-q Δ	
Gold production - Group (koz)	720	591	▲	22%
Gold production - Managed operations (koz)	657	515	▲	28%
Total cash costs* - Group ($/oz)	1,223	1,181	▲	4%
Total cash costs* - Managed operations ($/oz)	1,213	1,232	▼	(2%)
AISC* - Group ($/oz)	1,640	1,620	▲	1%
AISC* - Managed operations ($/oz)	1,657	1,692	▼	(2%)

All gold production and gold sold metrics are stated on a consolidated basis for managed operations and on an attributable basis for non-managed joint ventures, unless otherwise stated.
Total cash costs $1,213/oz for managed operations and $1,325/oz for non-managed joint ventures in Q1 2025; $1,232/oz for managed operations and $831/oz for non-managed joint ventures in Q1 2024.*
AISC $1,657/oz for managed operations and $1,463/oz for non-managed joint ventures in Q1 2025; $1,692/oz for managed operations and $1,070/oz for non-managed joint ventures in Q1 2024.*
* Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.*

AngloGoldAshanti



GROUP FINANCIAL RESULTS | Q1 2025

SIGNIFICANT CASH FLOW AND EARNINGS LEVERAGE

Salient Features	Q1 2025	Q1 2024	q-o-q Δ
Average price received* ($/oz)	**2,874**	2,063	▲ 39%
Adjusted EBITDA* ($m)	**1,120**	434	▲ 158%
Basic earnings ($m)	**443**	58	▲ 664%
Headline earnings** ($m)	**447**	58	▲ 671%
Capital expenditure - Group ($m)	**336**	265	▲ 27%
Net cash flow from operating activities ($m)	**725**	252	▲ 188%
Free cash flow* ($m)	**403**	57	▲ 607%
Adjusted net debt* ($m)	**525**	1,322	▼ (60%)

** Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.*

***The financial measures "headline earnings (loss)" and "headline earnings (loss) per share" are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.*

BUSINESS COST PERFORMANCE



Total Cash Costs* - Q1 2025 vs Q1 2024 ($/oz)

AISC* - Q1 2025 vs Q1 2024 ($/oz)

Market driven — **Normalised** — **Controllable**

+7%

Q1 2024	Inflation	Royalty	Fuel price	Exchange	Flex Cost
1,181	60	58	5	-45	1,259

Tropicana rainfall
-19

-1%

Normalised	Non-managed	Managed	Q1 2025
1,240	45	(62)	1,223



+20 (+1%)

	Q1 2024	Q1 2025
SIB + other	439	417
Total cash costs *	1,181	1,223
	1,620	1,640

Total cash costs* $1,213/oz for managed operations and $1,325/oz for non-managed joint ventures in Q1 2025; $1,232/oz for managed operations and $831/oz for non-managed joint ventures in Q1 2024.
AISC* $1,657oz for managed operations and $1,463/oz for non-managed joint ventures in Q1 2025; $1,692/oz for managed operations and $1,070/oz for non-managed joint ventures in Q1 2024.
* Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.

STRONG FREE CASH FLOW GENERATION



HIGHER GOLD PRICE REFLECTS IN BOTTOM LINE

▶ **Free cash flow* – Q1 2025 vs Q1 2024** ($m)

Q1, 2024	Price	Sales Volume	Cash receipts from Kibali**	Ops Cost	Working capital	Taxes	Capital	Divs pd to minority shareholders	Q1, 2025
57	544	246	1	(165)	(62)	(75)	(63)	(80)	403

* Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.
Rounding may result in computational differences.
** Includes dividends received and loan repayments

AngloGoldAshanti

BALANCE SHEET | ROBUST LIQUIDITY



STRONG LIQUIDITY | LONG-DATED MATURITIES | LOW AND IMPROVING LEVERAGE



Positioned for long-term growth and value creation

▶ **Adjusted Net Debt*** to Adjusted EBITA***ratio**



2023	0.89x
2024	0.21x
Q1 2025	0.15x

▶ **Liquidity as at 31 March 2025** ($bn)



1.458	1.504	2.962*

■ Cash and Cash equivalents ■ RCF's**

Total calculated with ZAR150m O/N facility at R18.3032/$.

*** US$1.4bn multi-currency RCF includes a capped facility of AU$500m ($/A$0.6246) and includes the Africa RCFs and the RMB overnight facility in South Africa.*

****Refer to "Non-GAAP disclosure" in AngloGold Ashanti's Earnings Release for the three months ended 31 March 2025 for definitions and reconciliations.*

*****The $1.4bn 2022 multi-currency RCF will mature in June 2029. During the last year prior to its scheduled maturity, the maximum amount that can be outstanding or drawn is $1.134bn.*

▶ **Debt maturity schedule as at 31 March 2025** ($m)



Year	RCF Drawn	RCF Undrawn	Bonds
2025	65		
2028	199	361****	750
2029		1,134****	
2030			700
2040			300

■ RCF Drawn □ RCF Undrawn ■ Bonds

GUIDANCE | 2025 – 2026



GROWING MARGINS AND SHAREHOLDER RETURNS

		2025	2026
Gold production (koz)	**Group**	**2,900 – 3,225**	**2,900 – 3,225**
Costs[1] ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**	**1,580 – 1,705**
	Group Total cash costs	**1,125 – 1,225**	**1,125 – 1,225**
Capital Expenditure [1] ($m)	**Group Total capital expenditure**	**1,620 – 1,770**	**1,710 – 1,860**
	Group Sustaining capital expenditure	**1,085 – 1,185**	**1,085 – 1,185**
	Group Non-sustaining capital expenditure	**535 - 585**	**625 – 675**

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A\$, BRL5.88/\$, AP1,099/\$, ZAR18.00/\$ and Brent \$75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A\$, BRL5.96/\$, AP1,254/\$, ZAR18.00/\$ and Brent \$70/bbl.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2026 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

Refer to Appendix F for full guidance breakdown

ANGLOGOLDASHANTI

LOOKING FORWARD

REGAINING GLOBAL COMPETITIVENESS

Our operating model and optimization process are now proven to work, with real cost improvements for three consecutive years.


ESCAPE
WAY

Tropicana, Australia

KEY PRIORITIES I 2025



LASER FOCUSED ON NARROWING THE VALUE GAP

Consistent Outcomes
▲
Deliver guidance, improving cost curve position

Full Asset Potential
▲
'Refresher' round, with clear focus on improving margins

Deliver Obuasi
▲
Improve UHDF production; maintain SLOS rates

Portfolio Optimization
▲
Sharpen focus on operations, projects

Nevada, United States
▲
Merlin PFS and Reserve declaration; advance North Bullfrog permits

Enhance Safety
▲
Strive for Zero Harm

Geita, Tanzania

AngloGoldAshanti



FACILITATING SECTOR-LEADING COST PERFORMANCE WITH FULL ASSET POTENTIAL PROGRAMME

Full Asset Potential programme has driven strong cost performance, offsetting inflationary impacts

Total cash costs* indexed – real (Q1 2021 = 100)

Peer group average real cash costs **+20%**

AGA average real cash costs **1%**

Legend: AGA real TCC — Peer Group real TCC

Company reports, Peer group: Agnico-Eagle, Barrick, Gold Fields, Kinross and Newmont.
*TCC in real terms adjusted for US CPI.

HIGH YIELDS, STRONG MARGINS, ATTRACTIVE ENTRY POINT



Free Cash Flow Yield*



Dividend Yield*



Inferred all-in cost – FY25E* *($/oz)*



EV/EBITDA*



*Visible Alpha data – 8 May 2025
**Company reports, Peer group in no particular order: Barrick, Gold Fields, Agnico-Eagle, Kinross and Newmont; "inferred all-in cost" based on peer group published FY2025 midpoint guidance inferred all-in cost calculated based on all-in sustaining costs plus (growth capital/ounces). "Inferred all-in-cost" is an illustrative like-for-like metric to compare the peer group, before working capital changes, finance expenses, taxes and other items.



www.anglogoldashanti.com

ANDREA MAXEY
Telephone: +61 08 9435 4603
Mobile: +61 400 072 199
amaxey@aga.gold

YATISH CHOWTHEE
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
yrchowthee@aga.gold

INVESTOR RELATIONS
General e-mail enquiries

Investors@aga.gold



APPENDIX A | ALL-IN SUSTAINING COSTS

Q1 2025

(in US Dollar million, except as otherwise noted)

ALL-IN SUSTAINING COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Projects	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [(2)]	Non-managed joint ventures	Managed operations	Group Total [(3)]
Cost of sales	166	169	101	122	85	-	643	106	749	102	135	87	111	435	36	36	10	106	1,124	1,230
By-product revenue	(1)	(1)	-	(1)	(3)	-	(6)	-	(6)	-	-	-	(30)	(30)	-	-	-	-	(36)	(36)
Amortisation of tangible, intangible and right of use assets	(38)	(67)	(20)	(24)	(22)	-	(171)	(21)	(192)	(14)	(15)	(27)	(16)	(72)	(11)	(11)	(1)	(21)	(255)	(276)
Adjusted for decommissioning and inventory amortisation	-	-	-	-	-	-	-	-	-	-	-	-	(2)	(2)	-	-	-	-	(2)	(2)
Corporate administration, marketing and related expenses	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	27	-	27	27
Lease payment sustaining	6	1	-	4	6	-	17	-	17	4	1	1	-	6	2	2	1	-	26	26
Sustaining exploration and study costs	2	-	-	-	-	1	3	-	3	-	1	1	-	2	-	-	-	-	5	5
Total sustaining capital expenditure	55	32	37	6	25	1	156	13	169	13	12	19	15	59	8	8	-	13	223	236
All-in sustaining costs [(4)]	189	134	118	108	90	2	641	98	739	105	134	81	77	397	35	35	38	98	1,111	1,209
Gold sold - oz (000)	124	116	60	76	58	-	434	67	501	60	77	40	49	226	10	10	-	67	670	737
All-in sustaining costs per ounce - $/oz [(1)]	1,521	1,153	1,973	1,409	1,544	-	1,473	1,463	1,472	1,768	1,733	2,053	1,577	1,765	3,403	3,403	-	1,463	1,657	1,640

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



APPENDIX B | TOTAL CASH COSTS

Q1 2025

(in US dollar million, except as otherwise noted)

TOTAL CASH COSTS	Geita	Sukari	Obuasi	Tropicana	AngloGold Ashanti Mineração	Sub-total	Kibali	Tier 1	Sunrise Dam	Siguiri	Iduapriem	Cerro Vanguardia	Tier 2	Serra Grande	Other	Corporate and other [2]	Non-managed joint ventures	Managed operations	Group Total [3]
Cost of sales	166	169	101	122	85	643	106	749	102	135	87	111	435	36	36	10	106	1,124	1,230
- By-product revenue	(1)	(1)	-	(1)	(3)	(6)	-	(6)	-	-	-	(30)	(30)	-	-	-	-	(36)	(36)
- Inventory change	(9)	(4)	(10)	-	-	(23)	(1)	(24)	2	2	3	(5)	2	-	-	-	(1)	(21)	(22)
- Amortisation of tangible assets	(32)	(66)	(20)	(19)	(17)	(154)	(21)	(175)	(10)	(14)	(26)	(16)	(66)	(10)	(10)	(1)	(21)	(231)	(252)
- Amortisation of right of use assets	(6)	(1)	-	(5)	(5)	(17)	-	(17)	(4)	(1)	(1)	-	(6)	(1)	(1)	-	-	(24)	(24)
- Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Rehabilitation and other non-cash costs	-	-	(2)	-	(7)	(9)	1	(8)	-	(1)	(3)	(3)	(7)	1	1	-	1	(15)	(14)
- Retrenchment costs	-	-	-	-	-	-	-	-	-	-	-	(1)	(1)	-	-	-	-	(1)	(1)
Total cash costs [4]	118	97	69	97	52	433	84	517	91	122	60	56	329	25	25	10	84	797	881
Gold produced - oz (000)	116	117	54	74	58	419	63	482	61	80	40	47	228	10	10	-	63	657	720
Total cash costs per ounce - $/oz [1]	1,021	826	1,284	1,317	897	1,035	1,325	1,073	1,479	1,521	1,493	1,201	1,439	2,485	2,485	-	1,325	1,213	1,223

(1) In addition to the operational performances of the mines, "all-in sustaining costs per ounce" and "total cash costs per ounce" are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports "all-in sustaining costs per ounce" calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports "total cash costs per ounce" calculated to the nearest US dollar amount and gold produced in ounces. Costs per ounce may not be calculated based on amounts presented in this table due to rounding.
(2) Corporate and other includes non-gold producing managed operations and comprises Corporate, Africa other, Australia other and Americas other.
(3) Total including equity-accounted non-managed joint ventures.
(4) "Total cash costs per ounce" and "all-in sustaining costs per ounce" may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.



ADJUSTED EBITDA

US Dollar million, except as otherwise noted

	Quarter ended Mar 2025 Unaudited	Quarter ended Mar 2024 Unaudited
Adjusted EBITDA [1]		
Profit before taxation	729	167
Add back:		
Finance costs and unwinding of obligations	41	40
Finance income	(32)	(47)
Amortisation of tangible, right of use and intangible assets	255	149
Other amortisation	3	4
Associates and joint ventures share of amortisation, interest, taxation and other	77	60
EBITDA	1,073	373
Adjustments:		
Foreign exchange and fair value adjustments	39	28
Care and maintenance costs	1	32
Retrenchment and related costs	3	—
Impairment, derecognition of assets and profit (loss) on disposal	4	—
Joint ventures share of costs	—	1
Adjusted EBITDA	1,120	434

[1] EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.



ADJUSTED NET DEBT[1]

US Dollar million, except as otherwise noted

	As at Mar 2025 Unaudited	As at Mar 2024 Unaudited	As at Dec 2024 Unaudited
Borrowings - non-current portion	1,926	1,783	1,901
Borrowings - current portion	88	208	83
Lease liabilities - non-current portion	129	96	65
Lease liabilities - current portion	70	83	76
Total borrowings	2,213	2,170	2,125
Less cash and cash equivalents, net of bank overdraft	(1,458)	(657)	(1,397)
Net debt	755	1,513	728
Adjustments:			
IFRS16 lease adjustments	(185)	(159)	(126)
Unamortised portion of borrowing costs	19	22	26
Cash restricted for use	(64)	(54)	(61)
Adjusted net debt	525	1,322	567
Adjusted net debt to Adjusted EBITDA ratio	0.15	0.86	0.21
Total borrowings to profit before taxation	0.99	15.72	1.27

[1] Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.



APPENDIX E | FREE CASH FLOW

FREE CASH FLOW *US Dollar million, except as otherwise noted*	Quarter ended Mar 2025 Unaudited	Quarter ended Mar 2024 Unaudited
Net cash flow from operating activities	**725**	252
Repayment of loans advanced to joint ventures	60	45
Dividends paid to non-controlling interests	(79)	—
Operating cash flow	**706**	297
Capital expenditure on tangible and intangible assets	(303)	(240)
Free cash flow	**403**	57

[(1)] *Includes working capital movements as per table below.*

Decrease in inventories	—	57
Increase in trade receivables	(42)	(23)
Decrease in trade payables	(127)	(141)
Movement in working capital	(169)	(107)

Rounding of figures may result in computational discrepancies.



APPENDIX F | GUIDANCE 2025 – 2026

GROWING MARGINS AND SHAREHOLDER RETURNS

		2025	2026
Gold production (koz)	**Group**	**2,900 – 3,225**	**2,900 – 3,225**
	Managed operations	2,590 – 2,885	
	Non-managed operations	310 – 340	
	Africa	1,935 – 2,160	
	Australia	500 – 550	
	Americas	465 – 515	
Costs (1) ($/oz)	**Group All-in sustaining costs**	**1,580 – 1,705**	**1,580 – 1,705**
	Managed operations	1,600 – 1,725	
	Non-managed operations	1,160 – 1,260	
	Africa	1,530	
	Australia	1,700	
	Americas	1,700	
	Group Total cash costs	**1,125 – 1,225**	**1,125 – 1,225**
	Managed operations	1,130 – 1,230	
	Non-managed operations	970 – 1,050	
	Africa	1,090	
	Australia	1,425	
	Americas	1,225	
Capital Expenditure (1) ($m)	**Group Total capital expenditure**	**1,620 – 1,770**	**1,710 – 1,860**
	Managed operations	1,505 – 1,635	
	Non-managed operations	115 – 135	
	Group Sustaining capital expenditure	**1,085 – 1,185**	**1,085 – 1,185**
	Managed operations	1,035 – 1,125	
	Non-managed operations	50 – 60	
	Group Non-sustaining capital expenditure	**535 - 585**	**625 – 675**
	Managed operations	470 - 510	
	Non-managed operations	65 – 75	

(1) The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2025 guidance are as follows: $0.65/A$, BRL5.88/$, AP1,099/$, ZAR18.00/$ and Brent $75/bbl. Outlook economic assumptions for 2026 guidance are as follows: $0.67/A$, BRL5.96/$, AP1,254/$, ZAR18.00/$ and Brent $70/bbl.

Cost and capital forecast ranges for 2025 are expressed in "nominal" terms. "Nominal" cash flows are current price term cash flows that have been inflated into future value, using an appropriate "inflation" rate. Cost and capital forecast ranges for 2026 are expressed in "real" terms. "Real" cash flows are adjusted for "inflation" in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti's external auditors. Other unknown or unpredictable factors, or factors outside the Company's control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti's future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti's operations together with AngloGold Ashanti's business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti's annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.